Exhibit 99.1

Titan Medical Announces Appointment of New Chief Financial Officer

TORONTO--(BUSINESS WIRE)--July 12, 2021--Titan Medical Inc. (Nasdaq:TMDI; TSX:TMD), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced the appointment of Stephen Lemieux as the Chief Financial Officer of the Company. Mr. Lemieux has more than 18 years of experience working in Nasdaq and TSX listed companies primarily focused in the health care industry. Mr. Lemieux has been involved with or led numerous debt and equity financings, licensing and M&A transactions valued at over $400 million. Previously, Mr. Lemieux served as Chief Financial Officer and Secretary of NeuPath Health Inc. (TSXV:NPTH). Mr. Lemieux is a Chartered Professional Accountant and holds a Master of Management & Professional Accounting degree from the University of Toronto.

“Titan is an innovation leader in robotic single access surgery, and I believe this is an exciting time to be joining Titan as the Enos robotic single access surgical system advances toward several significant milestones. I am pleased to be joining such a talented and dedicated team,” said Mr. Lemieux. “I look forward to providing my financial expertise and capital markets experience to support Titan’s goals and upcoming milestones.”

“We are excited to welcome Stephen to Titan,” said David McNally, President and Chief Executive Officer. “His wealth of knowledge and experience will be instrumental in helping Titan evolve our financial systems and capital markets strategy, achieve upcoming milestones, and executing upon our vision.”

CFO Transition
Current CFO, Monique Delorme, will be leaving the Company effective immediately; however, Ms. Delorme will be retained in an advisory capacity through March 2022 to ensure a smooth transition.

"We would like to thank Monique for her contributions to Titan through a period of great change. Despite the COVID-19 pandemic, during the past 12 months we executed development and license agreements with Medtronic, built out and staffed a research and development facility in Chapel Hill, North Carolina and completed several financings, all of which would not have been possible without Monique’s support,” said David McNally. “We are grateful for her commitment and tireless effort and consummate professionalism through this transition period.”

Ms. Delorme said, “It has been a privilege to work alongside David and the talented team at Titan. I have great confidence in the company’s ability to achieve its strategic and financial goals and believe Titan is well-positioned to capitalize on opportunities for value creation. I am grateful for my time at the company and look forward to working with the leadership and finance teams to ensure a seamless transition.”

About Titan Medical Inc.
Titan Medical Inc. is a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand, and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation, and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs, and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com